ARENA PHARMACEUTICALS, INC.

6166 Nancy Ridge Dr.

San Diego, CA 92121

Via EDGAR

February 9, 2010

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	SEC letter dated January 29, 2010 regarding Arena Pharmaceuticals, Inc.
Form	10-K for the Fiscal Year Ended December 31, 2008
Form	10-K/A for the Fiscal Year Ended December 31, 2008
File	Number: 000-31161

Dear Mr. Rosenberg:

We have received the above referenced letter, and intend to respond to the letter by February 26, 2010. If you have any questions, please contact our General Counsel, Steven W. Spector (858.453.7200, ext. 229) or the undersigned (858.453.7200, ext. 1466).

Very truly yours,

/s/ Adam S. Chinnock
Adam S. Chinnock Assistant General Counsel, Corporate and Securities

cc:	Robert E. Hoffman, Arena Pharmaceuticals, Inc.
Steven W. Spector, Esq., Arena Pharmaceuticals, Inc.